Alaska Pacific Energy Corp.
2005 Costa Del Mar Road, Carlsbad CA, 92009

May 26, 2009

H. Roger Schwall, Assistant Director

John W. Madison, Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

     RE: Alaska Pacific Energy Corp.

           Form- 10-12G/A

           File No. 0-53607

Dear Sirs,

The following are our responses pursuant to your comment letter dated April 29, 2009 respecting the Alaska Pacific Energy Corp., Form 10-12G/A filing.

We have include this response letter, our amended Form 10 in clear and also a redline version of the Form 10 for your convenience. The page numbers included with our responses in this response letter refer to the clear Form 10 only.

Please note also that we have maintained your comments in black font and prepared our responses in red font.

1.	Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

We have noted the requirements of and intend to comply fully with the reporting requirements of the Securities Exchange Act of 1934.

2.	Given the financial results you report for the past two fiscal years, and that It is now more than 45 days after your fiscal year end of January 31, 2009, you will need to update your registration statement to include audited financial statements for the recently completed fiscal year to comply with Rule 8-08(b) of Regulation S-X.

The audited financial statements for the fiscal year ending January 31, 2009 have been included in the Amended Form 10 filing. We have made changes to dates and financial information in the filing to reflect the January 31, 2009 financial statements.

Additionally, we have added the following comparison for the year ending January 31, 2009 to the year ending January 31, 2008 in the Management Discussion and Analysis section. (See Page 16.)

Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008

General Operating expenses were $28,864 for the year ended January 31, 2009, as compared to $7,390 for the year ended January 31, 2008. This represented an increase of $21,474. The increase was attributable to an increase in professional fees from $7,000 during the year ending January 31, 2008 to $28,330 during the year ending January 31, 2009 and an increase in general and administrative expenses from $390 during year the ending January 31, 2008 to $534 during the year ending January 31, 2009. These extra expenses reflected the fact that the Company had increased its formation activities.

Special Note Regarding Forward-Looking Statements, page 3

3.	Eliminate From the prospectus any suggestion that any of your disclosure constitutes forward-looking statements within the meaning of the PSLRA of 1995, as statements in connection with initial public offerings and those made by issuers of penny stock are explicitly excluded. Further. we note your duplicative disclosure regarding forward looking statements on pages 15, 17, and 18.

All forward-looking statements and references to forward-looking statements have been removed.

Our Company, page 4

4.	Include the amount payable to the optionor of the mineral claims payable by July 15 2009.

We have revised the paragraph to read as follows: (See Page 4.)

We were incorporated in the State of Nevada on January 13, 2005. Alaska Pacific Energy Corp., (the “Company or “APEC”) is a start-up, development stage company engaged in the search for commercially viable minerals. On June 26, 2008 the Company entered into an option agreement to acquire a 100% interest in three groups of mineral claims, with 21, 28 and 12 claims, respectively, in Whitton Township and Gayhurst Township, Province of Quebec, Canada., Pursuant to the agreement, the Company paid $16,600 and issued 250,000 common shares at $0.10 per share on July 15th 2008 for the first payment .The Company is obligated to make two additional cash payments of $16,600 on or before July 15, 2009 and 2010, respectively, The Company will also issue 250,000 common shares on or before July 15, 2009 and issue 250,000 common shares on or before July 15, 2010 as payment in full for the claims

5.	Provide a table here or in your MD&A showing, all the payments, not just the cash payments required under Section 4.2(a). that are scheduled under the Option Agreement.

For example. include the Work Costs required under Section 4.2(c) of the Option Agreement. Further, include discussion of whether or not you have enough cash on hand to fulfill the obligations of your Option Agreement.

The section title “Our Company” has been revised to include the following table and the disclosure notes following the table. (See Page 4.)

Alaska Pacific Energy Corp. – Claims Expense Table

Date	Required Cash Payment	Required Work Commitment Costs		Required Share Issuance
July 15, 2008	$16,600 (Paid)	Nil		250,000 (Issued)
July 15, 2009	$16,600	Nil		250,000
July 15, 2010	$16,600	Nil		250,000
February 27, 2010	Nil	$21,500	(17 Claims)	Nil
July 15, 2010	Nil	$56,250	(45 Claims)	Nil
July 15, 2011	Nil	$77,500		Nil
July 15, 2012	Nil	$77,500		Nil

Please note that Mr. Rosenblat, the Optionor, has notified us that the Ministry of Mines in the Province of Quebec, Canada has revised the date by which work on the claims must commence from July 15, 2009 to February 27, 2010. This change in the date work must start is due to a change in the way the ministry designates mining claims throughout the province. At present, the Company does not have the funds to commence the required work program on all the claims. We plan to commence work on 17 of the claims located in Gayhurst Township in the third quarter, 2009. This will cost a total of $21,500 and we have sufficient funds to complete this initial program. If the results of this initial exploration program are successful, we will try to enter into a joint venture agreement with a partner for further exploration and possible production of our claims. If we are unable to find a joint venture partner in a timely manner, we will rely on raising additional funding through equity sales or convertible loans.

6.	Explain here or your MD&A how you intend to explore your claims given the lack of experience of your officers and directors In the mining industry and how you intend to fund such exploration.

The following has been added the section titled “Our Company”. (See Page 4.)

Mr. King, the Company’s president has extensive contacts in the mining industry, specifically among a number of experienced geologists, as does Mr. Rosenblatt, the optionor of the claims. The initial work program will be conducted by a professional and experienced team, hired by the company. The initial work program will consist of grid emplacement, concentrated geological mapping trenching and sampling as well as geophysical surveys.

Description of Business, page 6

7.	We note your use of the term reserve base in your filing. The USGS uses the term, reserve base to describe an aggregate of materials that are currently economic (qualifying as reserves), other mineralization that may be marginally economic, and other non- economic mineral resources Under Industry Guide 7. a reserve is that part of a mineral deposit that could be economically and legally extracted at the time of the determination.

Accordingly, It appears that you should remove the term reserve base and the column of numbers associated with this heading from your filing.

The reference to “reserves” or “reserve base” found on what was originally page 6 was a general reference to the extent of molybdenum mine production and molybdenum reserves found worldwide. It was included for general information purposes only. All references to “reserve base” or “reserves” have been removed.

Risk Factors, page 7

8.	Include a risk factor stating, if true, that none of your officers or directors have any experience in the mining industry.

Mr. King’s service with Kelly Kerr Energy Corp., an oil and gas company referred to in Item 5. Directors and Executive Officers, required that he hire geologists, drillers, drilling rigs, make the relevant contracts and consulting agreements and spend considerable time on site. We recognize that while this experience is in a similar industry, it is not specifically experience in the mining industry and as such we decided not to include the information in the original filing as it might be misleading. Therefore, as requested, the following risk factor has been added the Risk Factor section. (See Page 9)

None of our officers or directors has any experience in the mining industry.

It should be noted that none of our directors has had experience in the mining industry and as such their lack of experience in the mining industry could subject the Company to errors that could seriously restrict or even terminate the Company’s ability to proceed with its business plan.

We were incorporated on January 13, 2005 and have a limited operating history… page 7

9. Clarify the risk you are trying to address in the third bullet point of this risk factor.

We have clarified the risk factor to read as follows: (See Page 7)

  If our mining business develops, management may be unable to effectively or efficiently operate our business unless we are able to employ sufficient and trained professional mining personnel to assist us in the operation of our business, in which event you will lose your investment in the shares. (See page 7)

As a result of the speculative nature of mineral property exploration… page 10

10. Explain why you refer to gold in the second bullet point of this risk factor.

Our initial draft of the Form 10 had included a reference by the Optionor of the claims that traces of gold had been detected in areas near our claims. However, we felt that the information was irrelevant to our claims and eliminated that reference from the document. Unfortunately, we inadvertently left the risk factor in place and it should have been removed. Additionally, in order to clarify the risks, we have added information to the immediately preceding risk factor to read as follows: (See Page 10)

  Exploration for minerals is a speculative venture necessarily involving substantial risk. We can provide you with no assurance that our Subject Claims contain any commercially exploitable reserves of molybdenum or any other commercially exploitable mineral. (See page 10)

The trading price of our common stock on the .... page 13

11.	Revise the heading of this risk factor so that it is a complete sentence. Further, include the total number of shares outstanding in the body of this risk factor, so that a prospective investor understands the amount of dilution that could occur.

We have revised the heading of the risk factor to read as follows: (See Page 12)

The trading price of our common stock may fluctuate significantly and stockholders may have difficulty reselling their shares.

Additionally, we have revised the body of this risk factor to read as follows: (See Page 12)

  Currently, we have issued a total of 13,303,000 shares of common stock. Additional issuances of equity securities may result in dilution to our existing stockholders. Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of common stock.

A decline in the future price of our common stock could affect our ability to raise further working capital… page 15

12.	None of the bullet points in this risk factor appear to be germane to the heading. Please revise.

We have revised the risk factor to read as follows: (See Page 14)

A decline in the future price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

Even if we are able to successfully list our stock for trading on the OTC Bulletin Board, we can have no assurances that a market will ever develop and if a market does develop we will have no control over the market price of our common stock. Any market price that does develop is likely to be highly volatile. Factors, including regulatory matters, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to current or future agreements or title to our claims may have a significant impact on the market price of our stock, causing the market price to decline. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by us could also have an adverse effect on the price of our securities. Such a decline would seriously hinder our ability to raise additional capital and prevent us from fully implementing our business plan and operations.

Additionally, the bullet points referred to have be corrected and redundancies removed.

The paragraph now reads as follows: (See Page 14)

Our directors and officers reside outside the United States

Our directors and officers reside outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or officers.

Management Discussion and Analysis, page 18

13.	We note that the discussion of your result of operations under the subheading "Year ended January 31, 2008 Compared to the Year Ended January 31, 2007" reflect dates of December 31. Please amend your narrative to reflect appropriate year-end dates consistent with the periods presented in your financial statements, using January 31.

The error has been corrected and the disclosure now read as follows: (See Page 16)

Total Operating Expenses were $7,390 for the year ended January 31, 2008, as compared to $250 for the year ended January 31, 2007, an increase of $7,140. The increase was attributable to registration and filing fees of $390 and consulting fees of $7,000 during the 2008 fiscal year.

Additionally, we have revised the Liquidity and Capital Resources section to reflect the January 31, 2009 audited financial statements. (See Page 16)

Properties, page 20

14.	Include the disclosure required by Industry Guide 7 with regards to your properties. For example, you do not provide the means of access to the property, the history of previous operations or a description of the present condition of the property. Provide a detailed response as to how you have complied with all of Industry Guide 7.

We have revised the disclosure to included the following details: (See Page 17)

The claims are located approximately 170 miles southeast of the City of Montreal and 10 miles north of Lac (Lake) Megantic, in the Province of Quebec, Canada, between the towns of Ste Cecile De Whitton and Lac Drolet. Numerous secondary roads run through the area and the claims are generally accessible year round by paved secondary roads, except during extreme, winter snow conditions. Annual snowfall totals approximately 110 inches, with snow beginning in November and ending in April. Heaviest snowfall is in January.

To date, no work has been conducted on any of the claims.

The surrounding area topography is composed of low rounded hillsides, with the average altitude varying from 1200 feet to 1800 feet. Mountain summits of the Appalachian Chain mark the international border between Canada and the United States, which lies approximately 20 miles south of the claims. The area is forested with maple, birch, oak, spruce, pine, ash and beech being the dominant species.

We have also included two additional maps to aid in identifying the location of the claims. (See Page 22)

Directors and Executive Officers, page 26

15.	Provide the appropriate context for the term of each of your directors. Please include the date on which each of their terms began.

16.	Indicate the percentage of their time that each of your directors and officers will spend on the business of the Company.

17.	Provide biographical information for Mr. King from January, 2006 to the present.

With respect to comments 15, 16 and 17 we have revised both the table and the narrative paragraphs in the Directors and Executive Officers section to read as follows: (See Page 24)

			Date Position

Executive Name of Director Officer or	Age	Current Position and Office	Started
			& Term of Office

James R. King	74	President, Secretary and Director	January 13, 2005
			Term: one year

Timothea Welsh	44	Director	February 7, 2005
			Term: one year

George Skrivanos	34	Director	September 10, 2007
			Term: one year

Anastasios Koutsoumbos	59	Officer, Treasurer	February 1, 2008
			Term: one year

James R. King, President and Director: Mr. King has been the president and a director of the Company since its inception on January 13, 2005. His service term as president and director is for one year, but will continue in effect as long he is re-elected. He has more than 30 years of experience in a variety of organizational, business ownership, and management capacities. From 1966 to 1975 he was a partner in Pender Holdings Inc. and Magic Lake Estates Ltd., a private, Canadian recreational land development company and was heavily involved in every aspect of this project, from conception to completion including: land purchase; planning developments, surveying, hiring, organizing construction crews, supervising staff and subcontractors, developing of advertising, marketing and sales programs. Mr. King was responsible for the development and sale of 1,400 serviced properties associated with the development all delivered within budget and targeted time frame.

During the years 1970 to1986, he was a partner in creating and developing, from a small business, a private architectural special interest, consumer and trade magazine “ Select Home Designs and parallel home plan specialty business, Planners Plus Enterprises Ltd. This was sold to the communication and publishing company, Southam Communications in 1984. It continues to be a publishing and home plan business, and is now owned by an American corporation

From 1985 to1987 he was a partner in a company that took a consumer product from an inventor's idea through research and development to successful launch into the marketplace. This was a plastic injection mold process. Mr. King was involved with the engineering and manufacturing process as well as the planning and implementation of the company’s marketing and merchandising strategy. Mr. King served as President of Kelly Kerr Energy Corp. (KYK.VSE) from 1987 to 1989. This was a public company exploring for oil and gas.

In February,1997 he entered into a consulting agreement with KIK Tire Technologies Inc., (KIK.CDNX) a public company listed on the Canadian Venture Stock Exchange. His primary responsibility was creation of the company’s Investor relations program, and the raising of development capital. The consulting agreement expired in July,1998.

From 1998 until 2000, Mr. King undertook several small private consulting contracts to plan marketing programs for various consumer products, and also entered into a consulting agreement with FirstWirelessDirect Cellular Inc. a private company.

From August, 1999 to January, 2006, he was president of Pacific Rim Solutions, a private US corporation, that was developed as a vitamin sales company for which it developed a business web site www.vitaminsales.com. The private company was eventually sold in January 2006.

Mr. King founded Alaska Pacific Energy Corp. on January 13, 2005. During the first year of the Company’s existence, most of his work consisted of organization and research on the claims that had been offered to the Company and that on June 26, 2008 became the subject of the existing option agreement. From early January 2006, Mr. King has spent the majority of his time working for Alaska Pacific Energy Corp. and currently he spends approximately 75% of his business time directly working for the Company.

Timothea J. Welsh, Director: Mrs. Welsh’s service as a director for Alaska Pacific Energy Corp. began on February 7, 2005. Her service term as a director is for one year, but will continue in effect as long she is re-elected. She has more than 15 years experience in management. From November 2002 to November 2007 she was area supervisor of LA SENZA Inc. (TSX: LSZ) La

Senza is a Canadian incorporated specialty retailer company with approximately 1000 stores operating in North America. The company also franchises internationally. Stores are located in every province in Canada. In addition, 231 independently owned "La Senza" and "La Senza Girl" stores are operating in 20 other countries under license. During her time with La Senza, she was responsible for the operations of 8 of La Senza’s stores. Her duties included management of sales, wage cost, human resources, staffing, shipping and receiving, merchandising, inventory control and customer service. From December 2001 to November 2002 Mrs. Welsh was store manager of “Silk and Satin” a private specialty retail store. As the store manager her responsibilities included all aspects of running the store. This included opening and closing procedures, hiring and termination of employees, store team motivation and development, wage cost controls, establishment and fulfillment of sales goals, shipping and receiving controls, store merchandising stock room organization, loss prevention (internal and external) inventory control; customer service, cash procedures and payroll. From January 1999 to December 2001 she was self-employed as a home-caregiver. From August 1995 to January 1999 she was store manager of Odin Books, a specialty bookstore catering to health and education professionals worldwide. Odin Books attends international conferences advertising and selling their books. Odin Books has an international mail order business as well as a store located in Vancouver, Canada. As the store manager her responsibilities included all aspects of running the store. From August 1991 to January 1995 she was employed at Mariposa Clothing Store, a private company, where she started as a manager trainee and eventually becoming store manager.

She holds a Computer Information Systems Diploma from Langara College in Vancouver, Canada. The program included training in a wide variety of computer programming languages, company systems, work in creating effective, efficient systems in all departments of a company, use of flow charts, management training including topics such as employee training, motivation, time management, employment regulations, employee recruitment and interviewing techniques. The business courses included work in accounting, marketing, statistics, cost controls, sales forecasting and analysis, target markets, demographics, public speaking and presentations.

Her duties for Alaska Pacific Energy Corp. include acting and fulfilling duties of a responsible director, working with the President in all aspects of helping to direct the company in its start up business affairs, assisting the president to set up filing systems and keep corporate record keeping up to date, creating accounts payable and receivable files and keeping them in good standing, generally supporting the president in building APEC. Ms. Welsh spends approximately 35% of her time working on the business of the Company.

George Skrivanos, Director: George Skrivanos has been a director of the Company since September 10, 2007. His service term as a director is for one year, but will continue in effect as long he is re-elected. He has more than 15 years of experience in management and private business ownership capacities. From August 1987 to the present he has had an active role in his family restaurant, Athens Pizza Ltd., a privately held company incorporated in the province of British Columbia. His involvement with Athens Pizza Ltd. began as a kitchen helper when he was 12 years old and now includes all aspects of the business including hiring, marketing strategy, menu pricing, and overseeing of business investments and acquisitions.

Concurrently, from September 2004 to the present, he has managed his family real property holding company, Falanthi Holdings Ltd., a privately held company incorporated in the province of British Columbia. He is responsible for the acquisition of new properties and the renovation of existing properties. His responsibilities also include drafting and negotiating commercial and residential leases, planning and establishing budgets for renovations, managing the rental properties, and evaluating new investment opportunities.

From March 2003 to March 2007, George Skrivanos was elected to the Board of Directors of The Messinian Brotherhood of British Columbia, a not for profit association incorporated in the province of British Columbia. In 2004, George was appointed Treasurer of this association and from 2005 to 2007 he served as President. The Messinian Brotherhood of BC organizes various social and fund raising events every year so that British Columbians of Messinian (Greek province) descent can get together. Profits from these events are donated to various worthy causes including local churches and fire victims in Greece. George has been an active investor in Canadian and US stock markets since 1999.

Mr. Skrivanos attends director meetings and works directly with the president, Mr. King, to plan meetings, review all agreements, director minutes, plan strategies for possible future development and growth of the company. Mr. Skrivanos spends approximately 10% of his time working for Alaska Pacific Energy Corp.

Anastasios Koutsoumbos, Treasurer: Mr. Koutsoumbos has been an officer of the company since February 1, 2008. His service term as an officer in the position of treasurer is for one year, but will continue in effect as long he is retained by the Board of Directors. He was born in Athens, Greece and immigrated to Canada 1972. He is semi-retired and has many years of experience with communications technology. He was with Teleglobe Canada most of his active working life, and worked more than 25 years with Teleglobe Canada until the company closed their Burnaby, British Columbia Branch in September, 2005. His experience with the company covered areas from assembly, design to troubleshooting mostly in Canada but also worldwide. At present, he assists Alaska Pacific Energy Corp. in managing and maintaining the finances and the financial records of the Company and spends approximately 5% of his time working for the Company.

Executive Compensation, page 29

18.	Please explain why the $3,000 fee pursuant to Section 7(a) of the Executive Services Agreement between Mr. King and the Company is not disclosed here.

We did not include the $3,000 fee pursuant to Section 7(a) of the Executive Services Agreement between Mr. King and the Company as the fee was never paid. Mr. King did not take the agreed upon fee and had donated his services to the Company. In order to avoid any misunderstanding, we have changed the disclosure to note that Mr. King’s contract had designated annual compensation of $3,000 but that Mr. King had donated his services. The disclosure now reads as follows: (See Page 27)

Summary Compensation Table
Name and		Annual	Annual	Other	Comp.	Long		All
Position	YEAR	Comp.	Comp.	Annual	Rest.	Term	LTIP	Other
		Salary	Bonus	Comp.	Stock	Comp.	Payouts	(1)
		($)	($)			Options

	2006	Nil*	NIL	NIL	NIL	NIL	NIL	NIL
James R. King	2007	Nil*	NIL	NIL	NIL	NIL	NIL	NIL
President, Secretary,			NIL	NIL	NIL	NIL	NIL	NIL
Director	2008	Nil*	NIL	NIL	NIL	NIL	NIL	NIL
	2009	Nil*

	2006	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Timothea Welsh	2007	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL
George Skrivanos	2007	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Director	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Anastasios
Koutsoumbos,	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Treasurer	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(Nil*) Section 7(a) of the Executive Services Agreement between Mr. King and the Company states that Mr. King will receive annual compensation of $3,000. However, Mr. King has donated his services to the Company, and these fees have been waived and will not be paid.

Certain Relationships and Related Transactions, and Director Independence, page 30

19.	We note exhibits 10.1 and 10.2. Please explain why these contracts are not discussed in this section.

We took the term transaction to refer specifically to the “Option Agreement to Acquire Claims”, in which Mr. King had no prior interest. We have revised the disclosure to correct that error. (See Page 28).

The disclosure now reads as follows:

On February 7, 2006 the Company signed an Executive Services Agreement with James R. King to serve President, Chief Executive Officer, Director and Secretary. His primary functions would be to manage the domestic and international day-to day operations of the company and to act as Chairman of the Board of Directors. His compensation would include the right to purchase up to

5,000,000 common shares at a price of $0.001 per share and cash compensation of $3,000 per year. At the time of the signing of the Agreement, Mr. King held no shares. However, by virtue of the fact that Mr. King represented both side of the transaction, the Agreement was not at arms length.

Exhibit 10.2 refers to the Business Consulting Services Agreement between the Company and Geoffrey Armstrong, through Mr. Armstrong’s company, Kouzelne Mesto Ltd. Mr. Armstrong was an independent contractor and neither an officer or director. We believed that his contract was not a related transaction. We have revised the section to include a discussion respecting that contract. The revision reads as follows: (See Page 28)

On October 1, 2007, the Company signed a Business Consultant Services Agreement with Geoffrey Armstrong, through his company, Kouzelne Mesto Ltd., a company legally incorporated in the Czech Republic, to act as the Administrative Manager to the Company. Mr. Armstrong, through his company, Kouzelne Mesto Ltd., will beneficially own 5.9% of the voting rights attached to our outstanding shares of common stock. As of the date of the execution of the Business Consultant Services Agreement, Neither Mr. Armstrong nor his company, Kouzelne Mesto Ltd. held any shares or any other interest in the Company and the Agreement was made at arms length.

20. Provide the disclosure required by Item 407(a) of Regulation S-K. We have added the following disclosure notes: (See Page 29) It should be noted that none of the directors of the Company is independent

Additionally we have added the following information with respect to directors attendance at meetings:

Directors and officers attend board meetings at least once every month or up to 12 times per year. No directors or officers have attended less than 90% of the meetings. All directors and officers attended the previous year’s Annual General Meeting.

Market Price: of and Dividends on the registrant's Common Equity .. ,page 31

21	Revise your description of Rule 144. For example, do not state that a person may sell shares of your common stock "immediately" when one of the requirements is that they must have held the securities for the applicable holding period.

The section, Market Price: of and Dividends on the registrant's Common Equity has been revised to exclude the reference to shares acquired from us being issued immediately and the paragraph now reads as follows: (See Page 29)

As of January, 2008, 2,303,000 shares of our Common Stock would be eligible for resale under Rule 144 of the Securities Act were a trading market in our Common Stock to develop, which calculation excludes shares of our Common Stock held by our executive officers and directors. In general, under certain provisions of Rule 144, a person may sell shares of Common Stock acquired from us if the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and the person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates. There is currently no trading market for the Common Stock.

Signatures, page 38

22.	We note that your table of contents indicates that you have signatures on page 38, yet no signatures appear. Please revise.

The corrected and updated Signature Page has been added to the filing.

Exhibit 23

23.	We note that you have opted to include a letter of consent at Exhibit 23. However, your auditors appear to have referenced an audit report date of September 4 ,2008, which does not agree with the report filed with your financial statements.